News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	January 17, 2024

Seabridge Gold Applies to the BC Government for Substantially Started Status for its KSM Project

Toronto, Canada … Seabridge Gold announced today that its wholly owned subsidiary, KSM Mining ULC ("KSM Co"), has applied to the British Columbia Environment Assessment Office ("BC EAO") for Substantially Started Status for its 100% owned KSM Project.

Under the B.C. Environmental Assessment Act, a project's environmental assessment certificate ("EAC") expires if the project has not been substantially started by the deadline specified in its EAC. However, the B.C. Minister of Environment and Climate Change Strategy or Associate Deputy Minster (the "Minister") may determine that a project has been 'substantially started' before the deadline, in which case the EAC remains in effect for the life of the project. KSM's current EAC deadline is July 29, 2026. In determining whether a project has been substantially started, the Minister assesses on a project-specific basis whether sufficient permanent on-site physical improvements have been completed to warrant the designation. Examples of B.C. mining projects designated as 'substantially started' include Galore Creek, Kemess and Kitsault.

KSM Co. has spent over $997 million since acquiring the KSM Project in 2001, of which $805 Million has been spent after the issuance of the EAC in July 2014.  Since 2021, when Seabridge made the decision to commence early construction activities, $444 Million has been spent on KSM Project construction, focusing on the development of permanent infrastructure on site which will be required to operate the multi-generational mine.  The KSM Project has the third largest undeveloped copper resource in the world as well as the largest gold resource. Copper has been designated as a critical mineral required by BC and Canada to assist in the transition to a greener future and KSM is poised to make a significant contribution to this need.

Seabridge Chairman and CEO Rudi Fronk stated: "We look forward to working with the BC EAO and First Nations on the review of our application. The permanent physical improvements we have made to the KSM site are truly impressive. Since launching our Early construction program three years ago, a proposed mine development that only existed on paper is now taking physical shape on the ground with roads and bridges, permanent living facilities for our personnel, hydroelectric power infrastructure and new fish habitat compensation projects. This rapid transformation could not have been accomplished without our local work force, contractors and indigenous partners which has met and exceeded our expectations. Additionally, this work would not have been possible without the financial support of Sprott Resource Streaming and Royalty Corp. and Ontario Teachers' Pension Plan who collectively provided US$375 million in funding for these activities."

Mr. Fronk added: "Finally, I want to personally thank the Nisga'a Nation, the Gitxsan Hereditary Chiefs office, BC Hydro and the municipal leaders of Terrace, Smithers, Stewart, Hazelton, and the Regional District of Kitimat Stikine for their letters of support that have been filed with our application."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com